UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08048

TII Network Technologies, Inc.
(Exact name of registrant as specified in its charter)

141 Rodeo Drive, Edgewood, New York 11717
(631) 789-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series D Junior Participating Preferred Stock Purchase Rights
(which expired on May 15, 2008) (1)
(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   None

Pursuant to the requirements of the Securities Exchange Act of 1934 TII Network Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 12, 2009	By: /s/ Kenneth A. Paladino Kenneth A. Paladino President and Chief Executive Officer

(1)

The Preferred Stock Purchase Rights (the “Rights”) expired on May 15, 2008 pursuant to the terms of the Rights Agreement, dated as of May 15, 1998, between the registrant and Harris Trust & Savings Bank, as Rights Agent. The registrant filed a Form 8-A to register the Rights on May 15, 1998.